[redacted]

11015097

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-26525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/09 (MM/DD/YY) AND ENDING 11/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John W. Loofbourrow Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 12th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Loofbourrow — 212-558-6400 Ext 100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John M. Sacco, CPA; Sacco Manfre CPA, PLLC
(Name – *if individual, state last, first, middle name*)

108 Corporate Park Drive	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
JAN 28 2011
Branch of Registrations and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John W. Loofbourrow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John W. Loofbourrow Associates, Inc, as of November 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

DENISE WHITE-WILLIAMS
Notary Public
State of New Jersey
My Commission Expires Sep 24, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN W. LOOFBOURROW ASSOCIATES, INC.

Statement of Financial Condition
Year ended November 30, 2010
With Independent Auditor's Report

(Filed as PUBLIC information pursuant to rule 17a-5(d)
Under the Securities and Exchange Act of 1934)

JOHN W. LOOFBOURROW ASSOCIATES, INC.

TABLE OF CONTENTS

SACCO MANFRE CPA, PLLC
ACCOUNTANTS AND ADVISORS

John M. Sacco, CPA
Joseph E. Manfré, CPA

108 Corporate Park Drive
White Plains, NY 10604
914-253-8757
Fax: 914-253-8759

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
John W. Loofbourrow Associates, Inc.

We have audited the accompanying statement of financial condition of John W. Loofbourrow Associates, Inc. (the "Company") as of November 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities & Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of John W. Loofbourrow Associates, Inc. at November 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

Sacco Manfre CPA PLLC

January 24, 2011
White Plains, New York

JOHN W. LOOFBOURROW ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

November 30, 2010

ASSETS		
Cash and cash equivalents	$	92
Investments, at fair value (cost $40,000)		-
Total Assets	**$**	**92**
LIABILITIES & STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	18,000
Total liabilities		18,000
Stockholders' equity:		
Common stock, no par value, 5,000 shares authorized, 4,319 shares issued and outstanding		
Additional paid-in capital		411,462
Accumulated other comprehensive income- Unrealized losses on securities		(40,000)
Accumulated deficit		(389,370)
Total stockholders' equity		**(17,908)**
Total Liabilities and Stockholders' Equity	**$**	**92**

See accompanying notes.

JOHN W. LOOFBOURROW ASSOCIATES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2010

NOTE 1- ORGANIZATION

John W. Loofbourrow Associates, Inc. (the "Company") was organized as a corporation under the laws of the state of Delaware on November 7, 1980. The Company is a registered broker-dealer with the Security and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board. The Company's headquarters are located in New York City. The Company is engaged in arranging equity and debt financing for Corporations in the United States. The Company does not carry customers' accounts and does not receive, deliver or hold customer cash or securities in connection with such transactions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (FASB) to ensure consistent reporting. References to generally accepted accounting principles (GAAP) in the United States of America in these footnotes are to the FASB Accounting Standards Codification, referred to as the Codification. The Codification is effective for periods ending on or after September 15, 2009.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and discloses contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Fair Value

The Codification defines fair value, provides guidance for measuring fair value and requires certain disclosures. The principles utilize a fair value hierarchy which is categorized into three levels based on the inputs to the valuation techniques used to measure fair value. The principles do not require any new fair value measurements, but discuss valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows) and the cost approach (cost to replace the service capacity of an asset or replacement cost).

The Company's securities are recorded on a trade basis or value when issued and carried at fair value. Fair value is based on quoted market prices.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents

The company considers securities purchased with maturities of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes income, from financing and consulting fees for assisting clients in investment banking transactions, when the financing is completed. Initial non refundable fees are recorded at contract signing.

Interest and dividend income are recorded on the accrual basis

Allowance for Bad Debts

The Company provides an allowance for doubtful accounts equal to the estimated collection losses based on management evaluation of outstanding accounts receivable at year end. At November 30, 2010, the Company had no accounts receivable.

Available for Sale Securities

Available for sale securities consist of common stock not classified as trading securities or securities to be held to maturity. Securities available for sale are carried at fair value with unrealized gains and losses reported as other comprehensive income in the stockholders' equity section of the balance sheet. Realized gains and losses on securities available for sale are included in other income/loss and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using specific-identification method.

Income Taxes

The FASB issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended November 30, 2010. Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Subsequent Events

Subsequent events were evaluated through January 24, 2011, which is the date the financial statements were available to be issued.

Fair Value of Financials Instruments

The Company's financial liabilities are carried at fair value.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commitments and Contingencies

The Company recognizes for contingencies when analysis indicates that the liability is both probable and can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

NOTE 3 - INVESTMENTS

At November 30, 2010, the Company held 58,823 shares of NexHorizon Communications, Inc., with a cost of $40,000 and a fair value of $-0-.

The Company groups its financial assets measured at fair value into three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques where all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities.

When instruments are traded in secondary markets and quoted market prices do not exist for such securities, the Company generally relies on internal valuation techniques or on prices obtained from independent vendors. Vendors compile prices from various sources and often apply matrix pricing for similar securities when no price is observable. Securities measured with these internal valuation techniques are generally classified within Level 2 of the hierarchy and often involve using quoted market prices for similar securities, pricing models or discounted cash flow analyses using inputs observable in the market where available. Examples include corporate bonds and U.S. Government agency securities.

NOTE 3 – INVESTMENTS (Continued)

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy.

The balances of assets measured at fair value as of November 30, 2010, are as follows.

	Level 1	Level 2	Level 3	Total
Marketable securities	-0-	-0-	-0-	-0-

At November 30, 2010, the Company had level one securities with a $ -0- value.

NOTE 4 - INCOME TAXES

Through November 30, 2000, the Company operated as an S Corporation for federal income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. Under federal and state income tax laws generally applicable to S Corporations, the tax effects of the Company's activities during that period accrued directly to its shareholders. Accordingly, no deferred tax benefit for federal or state income taxes has been made for any net operating losses incurred prior to November 30, 2000. At November 30, 2000 the company had an accumulated deficit of approximately $340,000.

Local income taxes are provided for the tax effects of transactions reported in the financial statements.

Effective December 1, 2000, the Company was organized for federal and state tax purposes as a C corporation. The Company accounts for income taxes in accordance with Accounting Standards Codification Section 740. The Company expects to pay no federal, state and local income taxes for the year due to its operating losses, except for minimum statutory amounts. At November 30, 2010, the Company had unused federal, state and local net operating loss carryforwards ("NOLs") of approximately $50,000. A valuation allowance equal to the NOL deferred tax asset (approximately $15,000) has been provided due to the Company's history of operating losses. The net operating loss carryforwards expire in various years thru November 30, 2030.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an arrangement whereby Loofbourrow, Inc., a related entity with similar stockholders as the Company, provides employee services, equipment and administrative support services to the Company. Included in "selling, general and administrative expenses" on the statement of operations are approximately $380,000 of fees and commissions charged during the year by Loofbourrow, Inc. for advice provided to the Company with respect to various customer related financing transactions and approximately $3,200 to reimburse Loofbourrow, Inc. for the employee services, equipment and administrative expenses provided to the Company.

During the year ended November 30, 2010, the principal shareholder of the Company provided significant services to Loofbourrow, Inc.

At November 30, 2010, there were no amounts due to or due from Loofbourrow, Inc. to the Company.

NOTE 6 - PROFIT SHARING PLAN

The Company and Loofbourrow, Inc. maintain a profit-sharing plan (the "Plan") that covers all eligible employees who have reached the age of 21 and have completed one year of service with the Company or its affiliates. Contributions to the Plan are at the discretion of the Board of Directors. During the year ended November 30, 2010, there were no contributions to the plan.

NOTE 7 - NET CAPITALREQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC's") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At November 30, 2010, the Company was not compliant with the Net Capital Rule, SEC Rule 15c3-1, and was instructed by the Financial Industry Regulatory Authority (FINRA) to cease conducting securities business until such time as it is in compliance. The Company was subsequently permitted to commence conducting securities business on January 5, 2011 after it demonstrated and documented its compliance with the Net Capital Rule, SEC 15c3-1. The Company is exempt from the SEC's customer reserve requirements of Rule 15c3-3.

NOTE 8 - SHAREHOLDERS' EQUITY

On September 23, 2004, the Board of Directors of the Company and Loofbourrow, Inc. approved the issue to John Loofbourrow options to purchase shares of stock in each company. Each ten year option has a strike price of $68.89 to purchase 1 share in each of the two held companies, i.e. $68.89 purchases one share in each company. One option is granted for each $100 principal value of loan provided to the companies by John Loofbourrow. As of November 30, 2010, 2,330 options had been granted.

NOTE 9 - RESERVE REQUIREMENTS FOR BROKER OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker that carries no margin accounts, does not otherwise hold funds or securities of customers, and effectuates financial transactions between the broker or dealer and the Company's customers through a bank account designated as a special account for the exclusive benefit of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.